March 6, 2024

VIA EDGAR TRANSMISSION

Mr. John Coleman

Mr. Craig Arakawa

Ms. Melissa Gilmore

Mr. Kevin Woody

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	National Steel Company (Companhia Siderúrgica Nacional – CSN) Form 20-F for the fiscal year ended December 31, 2022

File No. 001-14732

Response to Staff Comment Letter Dated February 28, 2024 and Supplemental Response to Staff Comment Letter Dated January 23, 2024

Dear Mr. Coleman, Mr. Arakawa, Ms. Gilmore and Mr. Woody:

In response to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by National Steel Company (Companhia Siderúrgica Nacional – CSN) (the “Company” or “CSN”) on February 28, 2024, the Company hereby confirms that, as per the Staff’s request, it will file an amendment to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed on April 27, 2023 (the “2022 Form 20-F”), which amendment will include revisions that address the Staff’s comments, as well as a revised technical report summary for Casa de Pedra. As set forth in the Company’s response letter dated February 6, 2024, the Company reassessed its previous declaration and understands that Arcos is not a material property within the meaning of § 229.1301 (Item 1301) and, therefore, the Company will not file a revised technical report summary for Arcos.

The Company proposes to file the amendment to the 2022 Form 20-F following its receipt of any comments from the Staff to this response letter.

Below is a supplemental response to the Company’s response letter dated February 6, 2024, to the Staff’s comment letter dated January 23, 2024. For your convenience, we have reproduced the Staff’s comments in italics and have provided the supplemental responses immediately below.

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

SEC Comment No. 1

Item 4. Information on the Company – General, page 17

Please provide us with a draft of your SK 1300 mineral property disclosure that encompasses all of your proposed revisions. Based on your response we may have additional comment. Please note that summary disclosure should include all mineral properties, for example iron ore and cement, and should clearly distinguish between material and non material properties. The summary disclosure should include the information required by Item 1303(b) of Regulation S-K.

The individual property disclosure, which is only required for properties that you have determined to be material, should include the information required by Item 1304 of Regulation S-K. The information required for the individual property disclosure is more extensive and detailed in comparison. In your draft please clearly label each section including Item 1303 Summary Disclosure, Item 1304 Individual Property Disclosure, and Item 1305 Internal Control Disclosure.

Response to Comment No. 1

Following is an overview of our material mining properties:

Material Mining Properties

Name of mining operation	Location of the mining operation	Type and amount of ownership interest (%)	Operator	Surface (Ha)	Stage of the mining operation	Permits	Key condition of permit	Type of mine/material	Beneficiation plant and other installations
Casa de Pedra	Congonhas, MG	79.75	CSN Mineração	2,516	Production	Yes	EIA(1) and others	Open Pit / Iron Ore	Mining facilities and Pires
Engenho	Congonhas, MG	79.75	CSN Mineração	344	Production	Yes	EIA(1) and others	Open Pit / Iron Ore	Mining facilities and Pires
(1)	Environmental Impact Assessment – EIA. Permits or licenses have been obtained, are being renewed or are being processed in accordance with current regulations.

Following is an overview of our non-material mining properties:

Non-material Mining Properties

Name of mining operation	Location of the mining operation	Type and amount of ownership interest (%)	Operator	Surface (Ha)	Stage of the mining operation	Permits	Key condition of permit	Type of mine/material	Beneficiation plant and other installations
Bocaina	Arcos, MG	100	CSN Cimentos Brasil	342.9	Production	Yes	(2)	Open Pit / Limestone, Dolomite	Bocaina Mining Facilities and Tin (ERSA)
Pitimbu	Alhandra, PB	100	CSN Cimentos Brasil	746.7	Production	Yes	(2)	Open Pit / Limestone, Clay, Sand	Pitimbu Mining Facilities
Capoeira Grande	Barroso, MG	100	CSN Cimentos Brasil	93.4	Production	Yes	(2)	Open Pit / Limestone	Capoeira Grande Mining Facilities
Mata do Ribeirão	Barroso, MG	100	CSN Cimentos Brasil	129.7	Production	Yes	(2)	Open Pit / Limestone	Mata do Ribeirão Mining Facilities
Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Fazenda Campinho	Pedro Leopoldo, MG	100	CSN Cimentos Brasil	661.4	Production	Yes	(2)	Open Pit / Limestone	Fazenda Campinho Mining Facilities
Boa Vista	Montes Claros, MG	100	CSN Cimentos Brasil	432.9	Production	Yes	(2)	Open Pit / Limestone	Boa Vista Mining Facilities
Saudade	Cantagalo, RJ	100	CSN Cimentos Brasil	514.6	Production	Yes	(2)	Open Pit / Limestone	Saudade Mining Facilities
Miramar	Caaporã, PB	100	CSN Cimentos Brasil	983.7	Production	Yes	(2)	Open Pit / Limestone	Miramar Mining Facilities
Fernandinho	Itabirito, MG	79.75	Minerios Nacional	147.0	Deactivated	Yes	-	Open Pit / Iron Ore	-
(2)	The key permissions to guarantee the respective reserves are: mineral concessions; environmental licenses; and rights to use the property.

The following tables set forth each individual property’s production information:

Material Mining Properties

Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2020 (*1000)	Aggregate production 2021 (*1000)	Aggregate production 2022 (*1000)
Casa de Pedra	Congonhas, MG	Mining facilities and Pires	25,680	26,790	23,725
Engenho	Congonhas, MG	Mining facilities and Pires	2,200	5,566	7,024

Non-material Mining Properties

Name of mining operation	Location of the mining operation	Beneficiation plant and other installations	Aggregate production 2020 (tons.)	Aggregate production 2021 (tons.)	Aggregate production 2022 (tons.)
Bocaina	Arcos, MG	Bocaina Mine and Tin (ERSA)	2,280,760	1,823,878	2,315,465
Pitimbu	Alhandra, PB	Pitimbu Mine	1,734,110	1,762,657	1,417,962
Capoeira Grande	Barroso, MG	Capoeira Grande Mine	294,002	281,095	329,795
Mata do Ribeirão	Barroso, MG	Mata do Ribeirão Mine	1,323,850	1,397,347	1,772,303
Fazenda Campinho	Pedro Leopoldo, MG	Fazenda Campinho Mine	1,168,741	1,518,200	1,238,936
Boa Vista	Montes Claros, MG	Boa Vista Mine	864,201	906,417	1,004,218
Saudade	Cantagalo, RJ	Saudade Mine	934,103	1,037,009	986,374
Miramar	Caaporã, PB	Miramar Mine	1,376,697	1,677,637	1,833,328
Fernandinho	Itabirito, MG	Fernandinho Mine	-	-	-

Iron Ore Mining Properties

Our iron ore business is conducted by our subsidiary CSN Mineração in the state of Minas Gerais, within the area called the Iron Quadrangle. Casa de Pedra mine, Engenho mine and Fernandinho mine are our open pit mines. Casa de Pedra mine and Engenho mine belong to the same mining complex and run their own transportation and shipping capabilities. The mining complex comprises the Casa de Pedra Central Plant and the Pires Benefitiation Plant. Fernandinho mine, which is currently deactivated, is located on the North side and, when it was active until 2015, it also ran its own transportation and shipping capabilities.

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

To complement its iron ore mining properties, CSN Mineração runs the Itaguaí Port, located in the municipality of Itaguaí, state of Rio de Janeiro, and the Presidente Vargas Steel Plant, in the municipality of Volta Redonda, also in the state of Rio de Janeiro.

The following map presents an overview of our iron ore operations:

Our iron ore properties comprise Casa de Pedra and Engenho (both material properties) and Fernandinho (non-material property), as further described below:

Casa de Pedra Mine – Congonhas, MG

Casa de Pedra mine is our main iron ore mine. It is located in the municipality of Congonhas, 80 km to the South of Belo Horizonte, the capital of the state of Minas Gerais. Its mining concession has no expiration date and covers 2,516 hectares. Casa de Pedra is in full production stage.

Casa de Pedra mine has all the necessary permits for current operations, and the authorization process related to its planned production expansion is running according to schedule. Related facilities, such as waste piles and tailings dams, also comply with applicable legislation.

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Casa de Pedra mine is an open pit operation with high grade hematite ore type (iron grade of approximately 64%) mixed with a minor amount of Itabirite ore type (iron grade of approximately 30-60%). Mine occurrences are represented by banded iron formations, varying from low grade (~Fe@30%) to medium/high grade types (~Fe@60%), and supergenous/hypogenous hematite (Fe@64%), all varying from fresh to hard material types. Some types of mineralized covers are also mixed to feed the plant. The geology framework is complex as a consequence of innumerous geological events that created an integrate grade variability scenario. For this reason, mapping and drilling are always reinforced and are one of the work priorities at Casa de Pedra.

The Central Plant is fed with natural high grade run of mine, and the beneficiation process comprises crushing, screening, and flotation. The Central Plant generates lump ore, sinter feed and pellet feed. The Pires beneficiation plant is fed with low to medium grade in a dry beneficiation process.

All products from Casa de Pedra are transported by MRS’s railroad, which transports iron ore to the Itaguaí maritime terminal in the state of Rio de Janeiro.

Engenho Mine – Congonhas, MG

Engenho mine covers 344 hectares and has been integrated in the Casa de Pedra mining complex since 2012. Engenho mine production is constantly mixed with Casa de Pedra mine production, following the same process route.

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

The following map sets forth a detailed illustration of Casa de Pedra mine and Engenho mine locations:

Fernandinho Mine – Itabirito, MG

Fernandinho mine covers 147 hectares and has been integrated in the Casa de Pedra mining complex since 2012. Fernandinho mine’s operations were deactivated in 2015 as part of an internal strategic decision. In the future, additional geological, drilling and resource studies and estimations will be performed in order to update mineral resources conversion to mineral reserves.

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

The following map sets forth a detailed illustration of Fernandinho mine and its related facilities:

In addition to the mining properties detailed above, CSN Mineração conducts initial exploration activities in the surrounding areas of our mining operations.

The following chart sets forth a summary of our iron ore resources and reserves, updated to December 31, 2022, considering our ownership interest in each property:

	Measured mineral resources		Indicated mineral resources		Measured + Indicated mineral resources		Inferred mineral resources
	Amount	Grades/Qualities	Amount	Grades/Qualities	Amount	Grades/ Qualities	Amount	Grades/Qualities
	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)
Iron ore:
Casa de Pedra Mine	344	39.8	1,210	37.6	1,554	38.1	1,375	37.1
Engenho Mine	178	40.2	44	46.9	223	41.6	11	43.5
Fernandinho Mine	42	39.8	49	39.2	92	39.5	50	38.6
								Updated December/2022

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

	Proven mineral reserves		Probable mineral reserves		Total mineral reserves
	Amount	Grades/Qualities	Amount	Grades/Qualities	Amount	Grades/Qualities
	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)	(Million tonnes)	(% Fe)
Iron ore:
Casa de Pedra Mine	87	39.4	1,368	41.0	1,455	40.9
Engenho Mine	11	39.7	168	41.6	179	41.5
*CSN considers an average price of US$95 per ton for the economic analysis.						Updated December/2022

Cement Mining Properties

The following maps present the location of each non-material cement mining property set forth below:

Bocaina Mine – Arcos, MG

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Pitimbu – Alhandra, PB:

Mata do Ribeirão and Capoeira Grande – Barroso, MG:

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Fazenda Campinho – Pedro Leopoldo, MG:

Boa Vista – Montes Claros, MG:

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Saudade – Cantagalo, RJ:

Miramar – Caaporã, PB:

Each property includes a mine: (i) Elizabeth Plant – Pitimbu Mine; (ii) Barroso Plant – Capoeira Grande Mine and Mata do Ribeirão Mine; (iii) Pedro Leopoldo Plant – Pedro Leopoldo Mine (Fazenda Campinho); (iv) Cantagalo Plant – Cantagalo (Saudade Mine); (v) Caaporã Plant – Caaporã (Miramar Mine); (vi) Montes Claros Plant – Mining complex of Montes Claros; and (vii) Arcos – Bocaina Mine.

Each cement mining property is owned 100% by us and holds the respective mining and property rights.

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Each of these properties is operational. The key permissions to guarantee the respective reserves are: mineral concessions; environmental licenses; and rights to use the property. Each of the property’s mining types and mineralization styles, as well as respective processing plants and other available facilities, are set forth in the tables above under the heading “Non-material Mining Properties.”

The following tables set forth the mineral reserves and mineral resources for each cement property containing measured and indicated resources informed separately and useful life information calculated only for reserves. With respect to quality, the guidelines employed provide for a minimum CaO content of 45% for all cement mines. CSN does not report inferred resources for its non-material cement mines because they are resources of low geological knowledge, CSN considers that inferred resources provide little practical value for asset valuation and CSN is not required to report inferred resources to the Brazilian mining authority. CSN considers the following measured and indicated resources, in each case as of December 31, 2022:

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Barroso Plant

Mine	Resource and Reserve	Limestone Mt
Capoeira Grande	Proven Reserve	14.3
	Resources (Measure)	16.3
Mata do Ribeirão	Proven Reserve	85.4
	Resources (Measure)	8.1

	Mine Life (years) - Proven Reserves	61.7

Pedro Leopoldo Plant

Mine	Resource and Reserve	Limestone Mt
Fazenda Campinho	Proven Reserve	47.7
	Resources (Measure)	5.6
Campinho Sul	Proven Reserve	0
	Resources (Measure)	40

	Mine Life (years) - Proven Reserves	18.7

Montes Claros Plant

Mine	Resource and Reserve	Limestone Mt
Boa Vista	Proven Reserve	22
	Resources (Measure)	
Expansão Boa Vista	Proven Reserve	25.2
	Resources (Measure)	12.7

	Mine Life (years) - Proven Reserves	44.5

Caaporã Plant

Mine	Resource and Reserve	Limestone Mt
Miramar	Proven Reserve	96.1
	Resources (Measure)	16,0
	Total Resource + Reserve	112.1

	Mine Life (years) - Proven Reserves	46.8

SEC Comment No. 6

Item 19. Exhibits, page 146

We note your response to comment 26. Please revise to include the entire discounted cash flow analysis table for the Casa de Pedra project in order to comply with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K. Please provide a draft with your response.

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Response to Comment No. 6

The overall economics for the project’s reserves have been evaluated by CSN using conventional discounted cash flow methods. The production schedules, capital expenditures and operating costs have been previously informed in the Company’s response letter dated January 8, 2024.

The following key parameters were essential to the construction of the cash flow model and the economic results:

•	long term product prices based on forecasts indicated in table 16.1 of the technical report summary to be filed with the amendment to the 2022 Form 20-F (Section 16: Market Studies);
•	cost estimates were based on an exchange rate set forth in table 18.1 of the technical report summary to be filed with the amendment to the 2022 Form 20-F (Section 18: Capital and Operating Costs);
•	the economic analysis was based on 100% equity financing with no debt component;
•	all revenues and costs are reported in Brazilian reais;
•	Brazilian income tax rate of 25% is used along with a provision for 9% Brazilian Social Contribution Tax (CSLL), which brings the effective tax rate to 34%; and
•	capital and sustaining expenditures have been fully depreciated or amortized.

The economic analysis presented in this section contains forward-looking information with regards to the mineral reserves estimates, product prices, exchange rates, proposed mine production plan, projected recovery rates and processing costs, infrastructure construction costs and schedule.

The results of the economic analysis are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

The economic analysis presented in this section is for the purpose of determining mineral reserves estimates only.

Economic Analysis

The life of mine financial outputs from the cash flow model are summarized in the table below. All economic numbers are presented in terms of undiscounted accumulated values over the life of the mine, except with respect to net present value, which considers an annual discount rate of 9.26% and is calculated as US$6,540 million.

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Accumulated Life of Mine Financial Output Summary

Item	Unit	Value
Production	Mt	1,032
Net Revenue	US$ MM	67,830
Operating Costs	US$ MM	-41,257
Mining	US$ MM	8,577
Processing	US$ MM	10,683
Rail transport	US$ MM	5,222
Port operations	US$ MM	4,198
Royaltiess (CFEM+TFRM)	US$ MM	2,641
Other Costs	US$ MM	1,963
Depreciation	US$ MM	7,974
Gross Profit	US$ MM	26,573
Sales Expenses and G&A	US$ MM	-4,408
EBITDA	US$ MM	30,139
Cash Flow	Unid
(=) EBITDA	US$ MM	30,139
(-) Depreciation	US$ MM	7,974
(-) Taxes	US$ MM	-7,536
(=) NOPLAT	US$ MM	30,577
(+) Depreciation	US$ MM	0
(-) Capex	US$ MM	-6,687
(=) Free Cash Flow	US$ MM	23,889
(=) Discounted Cash Flow (Net Present Value)	US$ MM	6,540

The detailed annual cash flow results are set forth in the tables included in the following pages.

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Cash flow model (Year 2023 to Year 2040)

Income Statement	Unit	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
FX Rate (Focus 23/09/2022)	R$/US$	5.20	5.10	5.17	5.17	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01
IPCA (Focus 23/09/2022)	%	5.3%	3.4%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Accumulated IPCA		100.0%	103.4%	106.4%	109.4%	112.4%	115.4%	118.4%	121.4%	124.4%	127.4%	130.4%	133.4%	136.4%	139.4%	142.4%	145.4%	148.4%	151.4%
Production	Mt	34.0	35.2	44.6	45.2	37.9	37.9	35.0	29.1	25.2	11.8	11.8	11.8	11.8	11.8	12.8	12.8	12.8	12.8
Plant 'Seco 61'	Mt	5.5	5.6	4.1	4.0	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Seco Add'	Mt	5.6	5.6	4.1	4.0	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Central'	Mt	22.9	22.6	23.1	22.3	22.8	22.7	19.9	14.0	10.0	–	–	–	–	–	–	–	–	–
Plant 'P15'	Mt	–	1.4	13.3	14.8	15.2	15.2	15.2	15.2	15.2	11.8	11.8	11.8	11.8	11.8	12.8	12.8	12.8	12.8
Mine Handling	dMt	140.4	140.4	140.4	140.4	160.7	159.0	154.6	140.4	140.4	38.0	38.0	38.0	38.0	38.0	46	46.3	46.3	46.3
Tailing	wMt	10.4	12.1	26.0	29.4	29.4	29.4	28.5	26.7	24.1	14.8	14.8	14.8	14.8	14.8	16.0	16.0	16.0	16.0
Net Revenue	US$ MM	2,261	2,068	2,794	2,448	2,171	2,177	2,017	1,714	1,528	810	810	810	810	810	881	881	881	881
Plant 'Seco 61'	US$ MM	377	334	228	193	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Seco Add'	US$ MM	221	192	133	111	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Central'	US$ MM	1,664	1,426	1,373	1,124	1,129	1,135	974	671	486	–	–	–	–	–	–	–	–	–
Plant 'P15'	US$ MM	–	116	1,060	1,019	1,042	1,043	1,043	1,042	1,042	810	810	810	810	810	881	881	881	881
Costs	US$ MM	(995)	(1,122)	(1,258)	(1,248)	(1,182)	(1,178)	(1,162)	(1,085)	(1,022)	(666)	(668)	(670)	(671)	(672)	(706)	(569)	(572)	(576)
Mine Cost	US$ MM	236	248	235	236	278	253	252	252	253	101	101	101	101	101	113	113	113	113
Plant Cost	US$ MM	169	257	284	279	262	273	279	253	222	132	132	132	131	128	133	133	133	134
Rail Cost	US$ MM	203	214	267	271	197	197	182	151	131	61	61	61	61	61	67	67	67	67
Port Cost	US$ MM	103	101	130	123	108	108	101	86	76	54	54	54	54	54	59	59	59	59
Royalties (CFEM+TFRM)	US$ MM	88	81	109	97	86	86	80	68	60	31	31	31	31	31	34	34	34	34
Other Cost	US$ MM	28	29	30	30	30	30	30	29	28	27	27	27	27	27	27	27	27	27
Depreciation	US$ MM	168	191	203	212	221	232	240	246	252	260	262	264	266	269	274	137	139	142
Profit	US$ MM	1,266	946	1,536	1,200	989	1,000	855	629	506	144	142	140	139	138	175	312	309	305
SG&A	US$ MM	(145)	(150)	(190)	(193)	(162)	(162)	(150)	(124)	(108)	(50)	(50)	(50)	(50)	(50)	(55)	(55)	(55)	(55)
EBITDA	US$ MM	1,289	987	1,549	1,219	1,048	1,070	945	750	650	353	353	354	355	357	394	394	393	392
EBIT	US$ MM	1,121	796	1,346	1,007	826	838	705	504	399	94	92	90	88	88	120	257	254	251
Taxes	US$ MM	(381)	(271)	(458)	(342)	(281)	(285)	(240)	(171)	(135)	(32)	(31)	(31)	(30)	(30)	(41)	(87)	(86)	(85)
Net Income	US$ MM	740	525	888	664	545	553	465	333	263	62	61	59	58	58	79	170	168	165

Cash Flow	Unid	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
(=) EBITDA	US$ MM	1,289	987	1,549	1,219	1,048	1,070	945	750	650	353	353	354	355	357	394	394	393	392
(-) Depreciation	US$ MM	168	191	203	212	221	232	240	246	252	260	262	264	266	269	274	137	139	142
(-) Taxes	US$ MM	(381)	(271)	(458)	(342)	(281)	(285)	(240)	(171)	(135)	(32)	(31)	(31)	(30)	(30)	(41)	(87)	(86)	(85)
(=) NOPLAT	US$ MM	1,077	908	1,294	1,089	988	1,017	945	825	766	581	584	587	591	596	628	443	446	449
(+) Depreciation	US$ MM																		
(-) Capex	US$ MM	(545)	(458)	(234)	(179)	(184)	(214)	(156)	(132)	(107)	(158)	(45)	(45)	(47)	(55)	(102)	(71)	(52)	(53)
(=) Free Cash Flow	US$ MM	531	450	1,060	910	804	803	789	693	659	423	539	543	544	542	525	372	394	396
(=) Discounted Cash Flow	US$ MM	508	394	850	667	540	493	444	357	310	183	213	196	180	164	145	94	91	84
(=) Accumulated Discounted Cash Flow	US$ MM	508	902	1,752	2,419	2,959	3,453	3,896	4,253	4,563	4,746	4,959	5,155	5,335	5,498	5,644	5,738	5,829	5,913

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Cash flow model (Year 2041 to Year 2058)

Income Statement	Unit	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E	2049E	2050E	2051E	2052E	2053E	2054E	2055E	2056E	2057E	2058E
FX Rate (Focus 23/09/2022)	R$/US$	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01
IPCA (Focus 23/09/2022)	%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Accumulated IPCA		154.4%	157.4%	160.4%	163.4%	166.4%	169.4%	172.4%	175.4%	178.4%	181.4%	184.4%	187.4%	190.4%	193.4%	196.4%	199.4%	202.4%	205.4%
Production	Mt	12.8	11.9	11.9	11.9	11.9	11.9	11.1	11.1	11.1	11.1	11.1	11.1	11.1	11.1	11.1	11.1	11.7	11.7
Plant 'Seco 61'	Mt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Seco Add'	Mt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Central'	Mt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'P15'	Mt	12.8	11.9	11.9	11.9	11.9	11.9	11.1	11.1	11.1	11.1	11.1	11.1	11.1	11.1	11.1	11.1	11.7	11.7
Mine Handling	dMt	*46.3*	46	*46.0*	*46.0*	*46.0*	*46.0*	37	*36.5*	*36.5*	*36.5*	*36.5*	37	*37.4*	*37.4*	*37.4*	*37.4*	36	*35.8*
Tailing	wMt	*16.0*	14.7	*14.7*	*14.7*	*14.7*	*14.7*	16.3	*16.3*	*16.3*	*16.3*	*16.3*	15.6	*15.6*	*15.6*	*15.6*	*15.6*	14.9	*14.9*
Net Revenue	US$ MM	881	816	816	816	816	816	765	765	765	765	765	766	766	766	766	766	804	804
Plant 'Seco 61'	US$ MM	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Seco Add'	US$ MM	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Central'	US$ MM	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'P15'	US$ MM	881	816	816	816	816	816	765	765	765	765	765	766	766	766	766	766	804	804
Costs	US$ MM	(581)	(583)	(558)	(538)	(528)	(521)	(484)	(474)	(468)	(464)	(467)	(464)	(465)	(465)	(465)	(465)	(468)	(467)
Mine Cost	US$ MM	113	122	122	122	122	122	97	97	97	97	97	99	99	99	99	99	96	96
Plant Cost	US$ MM	137	132	132	132	132	131	133	133	133	133	134	133	133	133	133	133	133	132
Rail Cost	US$ MM	67	62	62	62	62	62	58	56	56	56	56	56	56	56	56	56	58	58
Port Cost	US$ MM	59	55	55	55	55	55	51	51	51	51	51	51	51	51	51	51	54	54
Royalties (CFEM+TFRM)	US$ MM	34	32	32	32	32	32	30	30	30	30	30	30	30	30	30	30	31	31
Other Cost	US$ MM	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27
Depreciation	US$ MM	144	154	129	109	100	94	89	81	76	71	74	70	70	71	71	71	70	68
Profit	US$ MM	300	233	258	278	288	295	281	291	296	301	297	301	301	300	300	301	336	337
SG&A	US$ MM	(55)	(51)	(51)	(51)	(51)	(51)	(48)	(48)	(48)	(48)	(48)	(48)	(48)	(48)	(48)	(48)	(50)	(50)
EBITDA	US$ MM	390	337	337	337	337	338	323	325	325	324	324	324	324	324	324	324	355	355
EBIT	US$ MM	245	182	207	227	237	244	234	244	249	253	250	254	253	253	253	253	286	287
Taxes	US$ MM	(83)	(62)	(70)	(77)	(81)	(83)	(79)	(83)	(85)	(86)	(85)	(86)	(86)	(86)	(86)	(86)	(97)	(98)
Net Income	US$ MM	162	120	137	150	156	161	154	161	164	167	165	168	167	167	167	167	189	189

Cash Flow	Unid	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E	2049E	2050E	2051E	2052E	2053E	2054E	2055E	2056E	2057E	2058E
(=) EBITDA	US$ MM	390	337	337	337	337	338	323	325	325	324	324	324	324	324	324	324	355	355
(-) Depreciation	US$ MM	144	154	129	109	100	94	89	81	76	71	74	70	70	71	71	71	70	68
(-) Taxes	US$ MM	(83)	(62)	(70)	(77)	(81)	(83)	(79)	(83)	(85)	(86)	(85)	(86)	(86)	(86)	(86)	(86)	(97)	(98)
(=) NOPLAT	US$ MM	451	429	396	369	357	348	332	323	316	310	313	307	308	309	309	308	328	326
(+) Depreciation	US$ MM																		
(-) Capex	US$ MM	(52)	(194)	(51)	(54)	(52)	(50)	(90)	(57)	(46)	(45)	(157)	(80)	(56)	(54)	(47)	(49)	(80)	(45)
(=) Free Cash Flow	US$ MM	399	235	345	315	304	299	242	266	269	265	155	227	252	254	262	259	248	281
(=) Discounted Cash Flow	US$ MM	78	42	56	47	42	37	28	28	26	23	12	17	17	16	15	13	12	12
(=) Accumulated Discounted Cash Flow	US$ MM	5,991	6,033	6,089	6,136	6,177	6,214	6,242	6,270	6,296	6,319	6,331	6,348	6,365	6,381	6,395	6,409	6,420	6,432

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Cash flow model (Year 2059 to Year 2076)

Income Statement	Unit	2059E	2060E	2061E	2062E	2063E	2064E	2065E	2066E	2067E	2068E	2069E	2070E	2071E	2072E	2073E	2074E	2075E	2076E
FX Rate (Focus 23/09/2022)	R$/US$	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01
IPCA (Focus 23/09/2022)	%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Accumulated IPCA		208.4%	211.4%	214.4%	217.4%	220.4%	223.4%	226.4%	229.4%	232.4%	235.4%	238.4%	241.4%	244.4%	247.4%	250.4%	253.4%	256.4%	259.4%
Production	Mt	11.7	11.7	11.7	11.1	11.1	11.1	11.1	11.1	11.8	11.8	11.8	11.8	11.8	10.5	10.5	10.5	10.5	10.5
Plant 'Seco 61'	Mt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Seco Add'	Mt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Central'	Mt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'P15'	Mt	11.7	11.7	11.7	11.1	11.1	11.1	11.1	11.1	11.8	11.8	11.8	11.8	11.8	10.5	10.5	10.5	10.5	10.5
Mine Handling	dMt	*35.8*	*35.8*	*35.8*	35	*35.1*	*35.1*	*35.1*	*35.1*	40	*39.7*	*39.7*	*39.7*	*39.7*	37	*37.1*	*37.1*	*37.1*	*37.1*
Tailing	wMt	*14.9*	*14.9*	*14.9*	15.9	*15.9*	*15.9*	*15.9*	*15.9*	14.8	*14.8*	*14.8*	*14.8*	*14.8*	16.4	*16.4*	*16.4*	*16.4*	*16.4*
Net Revenue	US$ MM	804	804	804	764	764	764	764	764	810	810	810	810	810	720	720	720	720	720
Plant 'Seco 61'	US$ MM	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Seco Add'	US$ MM	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Central'	US$ MM	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'P15'	US$ MM	804	804	804	764	764	764	764	764	810	810	810	810	810	720	720	720	720	720
Costs	US$ MM	(467)	(466)	(466)	(455)	(455)	(449)	(449)	(449)	(466)	(466)	(466)	(466)	(460)	(431)	(431)	(431)	(432)	(432)
Mine Cost	US$ MM	96	96	96	94	94	94	94	94	104	104	104	104	104	88	88	88	88	88
Plant Cost	US$ MM	132	132	132	133	133	133	133	133	133	133	133	133	133	133	133	133	133	132
Rail Cost	US$ MM	58	58	58	55	55	50	50	50	53	53	53	53	53	47	47	47	47	47
Port Cost	US$ MM	54	54	54	51	51	51	51	51	54	54	54	54	54	48	48	48	48	48
Royalties (CFEM+TFRM)	US$ MM	31	31	31	30	30	30	30	30	31	31	31	31	31	28	28	28	28	28
Other Cost	US$ MM	27	27	27	27	27	27	27	27	27	27	27	27	27	26	26	26	26	26
Depreciation	US$ MM	68	68	68	66	65	65	64	64	64	64	64	64	58	61	61	61	62	61
Profit	US$ MM	337	337	338	309	309	315	315	315	344	345	344	344	350	289	289	289	288	288
SG&A	US$ MM	(50)	(50)	(50)	(47)	(47)	(47)	(47)	(47)	(50)	(50)	(50)	(50)	(50)	(45)	(45)	(45)	(45)	(45)
EBITDA	US$ MM	355	355	356	327	327	332	332	332	358	358	358	358	358	305	305	305	305	305
EBIT	US$ MM	287	287	288	261	262	268	268	268	294	294	294	294	300	244	244	244	243	243
Taxes	US$ MM	(98)	(98)	(98)	(89)	(89)	(91)	(91)	(91)	(100)	(100)	(100)	(100)	(102)	(83)	(83)	(83)	(83)	(83)
Net Income	US$ MM	190	190	190	173	173	177	177	177	194	194	194	194	198	161	161	161	160	161
Cash Flow	**Unid**	**2059E**	**2060E**	**2061E**	**2062E**	**2063E**	**2064E**	**2065E**	**2066E**	**2067E**	**2068E**	**2069E**	**2070E**	**2071E**	**2072E**	**2073E**	**2074E**	**2075E**	**2076E**
(=) EBITDA	US$ MM	355	355	356	327	327	332	332	332	358	358	358	358	358	305	305	305	305	305
(-) Depreciation	US$ MM	68	68	68	66	65	65	64	64	64	64	64	64	58	61	61	61	62	61
(-) Taxes	US$ MM	(98)	(98)	(98)	(89)	(89)	(91)	(91)	(91)	(100)	(100)	(100)	(100)	(102)	(83)	(83)	(83)	(83)	(83)
(=) NOPLAT	US$ MM	325	326	325	304	303	306	305	305	322	322	322	322	315	283	282	282	284	283
(+) Depreciation	US$ MM																		
(-) Capex	US$ MM	(46)	(54)	(45)	(154)	(43)	(43)	(44)	(45)	(94)	(49)	(49)	(46)	(46)	(128)	(54)	(51)	(66)	(47)
(=) Free Cash Flow	US$ MM	280	272	280	150	260	263	261	260	228	273	273	276	269	155	228	231	217	236
(=) Discounted Cash Flow	US$ MM	11	10	9	5	7	7	6	6	4	5	4	4	4	2	3	2	2	2
(=) Accumulated Discounted Cash Flow	US$ MM	6,443	6,453	6,462	6,467	6,474	6,481	6,487	6,492	6,497	6,502	6,506	6,510	6,514	6,516	6,519	6,521	6,523	6,525

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Cash flow model (Year 2077 to Year 2095)

Income Statement	Unit	2077E	2078E	2079E	2080E	2081E	2082E	2083E	2084E	2085E	2086E	2087E	2088E	2089E	2090E	2091E	2092E	2093E	2094E	2095E
FX Rate (Focus 23/09/2022)	R$/US$	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01	5.01
IPCA (Focus 23/09/2022)	%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Accumulated IPCA		262.4%	265.4%	268.4%	271.4%	274.4%	277.4%	280.4%	283.4%	286.4%	289.4%	292.4%	295.4%	298.4%	301.4%	304.4%	307.4%	310.4%	313.4%	316.4%
Production	**Mt**	**10.5**	**10.5**	**10.5**	**10.5**	**10.5**	**10.2**	**10.2**	**10.2**	**10.2**	**10.2**	**10.1**	**10.1**	**10.1**	**10.1**	**10.1**	**8.7**	**8.7**	**8.7**	**8.7**
Plant 'Seco 61'	Mt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Seco Add'	Mt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Central'	Mt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'P15'	Mt	10.5	10.5	10.5	10.5	10.5	10.2	10.2	10.2	10.2	10.2	10.1	10.1	10.1	10.1	10.1	8.7	8.7	8.7	8.7
Mine Handling	dMt	43	*43.4*	*43.4*	*43.4*	*43.4*	41	*41.1*	*41.1*	*41.1*	*41.1*	44	*43.7*	*43.7*	*43.7*	*43.7*	33	*32.5*	*32.5*	*32.5*
Tailing	wMt	16.4	*16.4*	*16.4*	*16.4*	*16.4*	16.8	*16.8*	*16.8*	*16.8*	*16.8*	16.9	*16.9*	*16.9*	*16.9*	*16.9*	15.2	*15.2*	*15.2*	*15.2*
Net Revenue	**US$ MM**	**724**	**724**	**724**	**724**	**724**	**698**	**698**	**698**	**698**	**698**	**693**	**693**	**693**	**693**	**693**	**600**	**600**	**600**	**600**
Plant 'Seco 61'	US$ MM	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Seco Add'	US$ MM	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'Central'	US$ MM	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Plant 'P15'	US$ MM	724	724	724	724	724	698	698	698	698	698	693	693	693	693	693	600	600	600	600
Costs	**US$ MM**	**(447)**	**(447)**	**(447)**	**(447)**	**(447)**	**(436)**	**(437)**	**(437)**	**(438)**	**(438)**	**(445)**	**(445)**	**(447)**	**(449)**	**(452)**	**(393)**	**(387)**	**(378)**	**(355)**
Mine Cost	US$ MM	101	101	101	101	101	95	95	95	95	95	102	102	102	102	102	70	70	70	70
Plant Cost	US$ MM	133	133	133	133	133	133	133	133	133	133	133	133	133	135	138	129	124	111	80
Rail Cost	US$ MM	47	47	47	47	47	46	46	46	46	46	45	45	45	45	45	39	39	39	39
Port Cost	US$ MM	49	49	49	49	49	47	47	47	47	47	46	46	46	46	46	40	40	40	40
Royalties (CFEM+TFRM)	US$ MM	28	28	28	28	28	27	27	27	27	27	27	27	27	27	27	23	23	23	23
Other Cost	US$ MM	26	26	26	26	26	26	26	26	26	26	26	26	26	26	26	26	26	26	26
Depreciation	US$ MM	63	63	64	64	64	62	63	63	64	64	65	65	66	66	67	65	64	68	77
Profit	**US$ MM**	**277**	**277**	**276**	**276**	**276**	**261**	**261**	**261**	**260**	**260**	**248**	**248**	**246**	**245**	**241**	**208**	**213**	**222**	**245**
SG&A	**US$ MM**	**(45)**	**(45)**	**(45)**	**(45)**	**(45)**	**(43)**	**(43)**	**(43)**	**(43)**	**(43)**	**(43)**	**(43)**	**(43)**	**(43)**	**(43)**	**(37)**	**(37)**	**(37)**	**(37)**
EBITDA	**US$ MM**	**295**	**295**	**295**	**295**	**295**	**280**	**280**	**280**	**280**	**280**	**270**	**270**	**269**	**268**	**265**	**235**	**240**	**253**	**285**
EBIT	**US$ MM**	**232**	**232**	**231**	**231**	**231**	**218**	**218**	**218**	**217**	**217**	**205**	**205**	**203**	**202**	**198**	**170**	**176**	**185**	**208**
Taxes	**US$ MM**	**(79)**	**(79)**	**(79)**	**(79)**	**(79)**	**(74)**	**(74)**	**(74)**	**(74)**	**(74)**	**(70)**	**(70)**	**(69)**	**(69)**	**(67)**	**(58)**	**(60)**	**(63)**	**(71)**
Net Income	**US$ MM**	**153**	**153**	**153**	**153**	**153**	**144**	**144**	**144**	**143**	**143**	**135**	**135**	**134**	**133**	**131**	**112**	**116**	**122**	**137**
Cash Flow	**Unid**	**2077E**	**2078E**	**2079E**	**2080E**	**2081E**	**2082E**	**2083E**	**2084E**	**2085E**	**2086E**	**2087E**	**2088E**	**2089E**	**2090E**	**2091E**	**2092E**	**2093E**	**2094E**	**2095E**
(=) EBITDA	**US$ MM**	**295**	**295**	**295**	**295**	**295**	**280**	**280**	**280**	**280**	**280**	**270**	**270**	**269**	**268**	**265**	**235**	**240**	**253**	**285**
(-) Depreciation	US$ MM	63	63	64	64	64	62	63	63	64	64	65	65	66	66	67	65	64	68	77
(-) Taxes	US$ MM	(79)	(79)	(79)	(79)	(79)	(74)	(74)	(74)	(74)	(74)	(70)	(70)	(69)	(69)	(67)	(58)	(60)	(63)	(71)
(=) NOPLAT	**US$ MM**	**279**	**279**	**280**	**280**	**280**	**269**	**269**	**269**	**270**	**271**	**265**	**265**	**266**	**266**	**265**	**242**	**245**	**258**	**291**
(+) Depreciation	US$ MM																			
(-) Capex	US$ MM	(109)	(50)	(59)	(49)	(49)	(125)	(47)	(49)	(60)	(49)	(114)	(53)	(70)	(52)	(58)	(82)	(46)	(124)	(241)
(=) Free Cash Flow	US$ MM	170	229	221	231	231	143	222	221	210	222	151	212	196	214	207	160	198	134	49
(=) Discounted Cash Flow	US$ MM	1	2	1	1	1	1	1	1	1	1	0	1	1	1	0	0	0	0	0
(=) Accumulated Discounted Cash Flow	US$ MM	6,526	6,528	6,530	6,531	6,532	6,533	6,534	6,535	6,536	6,537	6,537	6,538	6,538	6,539	6,539	6,540	6,540	6,540	6,540

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Sensitivity Analysis

A sensitivity analysis was completed on the discounted cash flow model to assess the impact on the net present value to changes in product prices, operating costs, capital expenditures (including sustaining) and gross revenue (iron ore price). The results are set forth in the following tables:

Net present value sensitivity analysis with respect to product prices and operating costs

	Product Prices
Operating Costs	6.540	-25%	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%	25%
	-25%	5.085	5.635	6.184	6.734	7.284	7.834	8.384	8.933	9.483	10.033	10.583
	-20%	4.826	5.383	5.931	6.479	7.027	7.575	8.123	8.671	9.219	9.767	10.316
	-15%	4.562	5.131	5.677	6.224	6.770	7.316	7.863	8.409	8.956	9.502	10.048
	-10%	4.298	4.869	5.424	5.968	6.513	7.058	7.602	8.147	8.692	9.236	9.781
	-5%	4.034	4.603	5.170	5.713	6.256	6.799	7.342	7.885	8.428	8.971	9.514
	0%	3.769	4.337	4.905	5.458	5.999	6.540	7.082	7.623	8.164	8.705	9.247
	5%	3.504	4.071	4.637	5.201	5.742	6.282	6.821	7.361	7.900	8.440	8.979
	10%	3.232	3.805	4.369	4.933	5.485	6.023	6.561	7.099	7.636	8.174	8.712
	15%	2.952	3.537	4.101	4.664	5.224	5.764	6.301	6.837	7.373	7.909	8.445
	20%	2.662	3.263	3.833	4.394	4.954	5.506	6.040	6.574	7.109	7.643	8.178
	25%	2.368	2.979	3.563	4.124	4.683	5.240	5.780	6.312	6.845	7.378	7.910

Net present value sensitivity analysis with respect to product prices and capital expenditures

	Product Prices
Capital Expenditures	6.540	-25%	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%	25%
	-25%	3.970	4.537	5.095	5.636	6.177	6.719	7.260	7.801	8.342	8.884	9.425
	-20%	3.930	4.497	5.059	5.601	6.142	6.683	7.224	7.765	8.307	8.848	9.389
	-15%	3.890	4.457	5.023	5.565	6.106	6.647	7.189	7.730	8.271	8.812	9.353
	-10%	3.850	4.417	4.984	5.529	6.071	6.612	7.153	7.694	8.235	8.777	9.318
	-5%	3.810	4.377	4.944	5.494	6.035	6.576	7.117	7.659	8.200	8.741	9.282
	0%	3.769	4.337	4.905	5.458	5.999	6.540	7.082	7.623	8.164	8.705	9.247
	5%	3.729	4.297	4.865	5.422	5.964	6.505	7.046	7.587	8.128	8.670	9.211
	10%	3.688	4.257	4.825	5.387	5.928	6.469	7.010	7.552	8.093	8.634	9.175
	15%	3.648	4.217	4.785	5.350	5.892	6.434	6.975	7.516	8.057	8.598	9.140
	20%	3.607	4.177	4.745	5.311	5.857	6.398	6.939	7.480	8.022	8.563	9.104
	25%	3.566	4.137	4.705	5.272	5.821	6.362	6.903	7.445	7.986	8.527	9.068

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP

Qualified Person’s Opinion

The cash flow model demonstrates that under the current set of economic assumptions the Casa de Pedra project provides a robust positive post-tax net present value of US$6,540 million at a 9.26% annual discount and confirms the economic viability of the mineral reserves estimates.

The financial sensitivity analysis shows that the project is most sensitive to product prices, and least sensitive to capital expenditures.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg, CSN’s counsel, at +55 (11) 3927-7702.

Sincerely,

/s/ Marcelo Cunha Ribeiro

___________________________________
Companhia Siderúrgica Nacional
By: Marcelo Cunha Ribeiro

Title: Chief Financial and Investor Relations Officer

cc: Tobias Stirnberg

Milbank LLP

Companhia Siderúrgica Nacional

Av. Brigadeiro Faria Lima, 3400 – 20th Floor Faria Lima Financial Center 04538-132 – São Paulo – SP